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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                           Excalibur Industries, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   300649 10 0
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                                 (CUSIP Number)


                                 Tommy A. Worth
                            2455 North 301st E. Ave.
                               Catoosa, OK  74015
                                  918-482-6006
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a Copy To:

                                 H. Wayne Cooper
                  Doerner, Saunders, Daniel & Anderson, L.L.P.
                          320 S. Boston Ave., Suite 500

                                Tulsa, OK  74103
                                  918-582-1211
                               918-591-5362 (Fax)

                                  June 10, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 300649 10 0
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Tommy A. Worth

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
          (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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     3.   SEC Use Only. . . . . . . . . . . . . . . . . . . . . . . . . . .

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     4.   Source of Funds (See Instructions) . . . . OO

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e). . . . . . . . . . . . . . . . . . . . . . . . . . .

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     6.     Citizenship or Place of Organization. . . . . . . . U.S. Citizen

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Number of     7.     Sole  Voting  Power . . . . . . 1,000,000
Shares
Beneficially ===================================================================
Owned by      8.     Shared Voting Power . . . . . . N/a
Each         ===================================================================
Reporting     9.     Sole  Dispositive  Power. . . . 1,000,000
Person       ===================================================================
With         10.     Shared Dispositive Power. . . . N/a

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) . . . . . . . . . . . . . . . . . . . . . . . .

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     13.  Percent of Class Represented by Amount in Row (11) . . . . 6.62%

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     14.  Type of Reporting Person (See Instructions)
          . . . . . . IN. . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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CUSIP No. 300649 10 0
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     1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          TW Consulting, Inc.

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
          (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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     3.   SEC Use Only. . . . . . . . . . . . . . . . . . . . . . . . . . .

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     4.   Source of Funds (See Instructions) . . . . OO

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e). . . . . . . . . . . . . . . . . . . . . . . . . . .

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     6.   Citizenship or Place of Organization . . . . . . . . Oklahoma

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Number of     7.     Sole  Voting  Power . . . . . . 1,000,000
Shares
Beneficially ===================================================================
Owned by      8.     Shared Voting Power . . . . . . N/a
Each         ===================================================================
Reporting     9.     Sole  Dispositive  Power. . . . 1,000,000
Person       ===================================================================
With         10.     Shared Dispositive Power. . . . N/a

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) . . . . . . . . . . . . . . . . . . . . . . . .

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     13.  Percent of Class Represented by Amount in Row (11) . . . . 6.62%

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     14.  Type of Reporting Person (See Instructions)

          . . . . . . CO. . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

          . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D is being filed by Tommy A. Worth and TW Consulting, Inc. (collectively, the "Reporting Persons"). Mr. Worth owns 100% of the common stock of TW Consulting, Inc. This statement relates to the common stock, par value $.001 per share, of Excalibur Industries, Inc., a Delaware corporation ("Company" or "Issuer"). The address of the Company's principal executive office is 16825 Northchase Drive, Suite 630, Houston, Texas 77060.

ITEM 2.  IDENTITY AND BACKGROUND.

      The name, state of organization, principal business, address of its principal office, and involvement in certain legal proceedings of the corporation filing this statement are as follows:

TW Consulting, Inc.
Oklahoma
Consulting business
2455 North 301st E. Ave., Catoosa, OK  74015

     (d) TW Consulting, Inc., during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) TW Consulting, Inc., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in TW Consulting, Inc., being at any time subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name, address, principal occupation or employment, involvement in certain legal proceedings, and citizenship of the natural person filing this statement are as follows:

     (a)  Tommy A. Worth

     (b)  2455 North 301st E. Ave., Catoosa, OK 74015

     (c) Mr. Worth is President of TW Consulting, Inc., a consulting business, located at 2455 North 301st E. Ave., Catoosa, OK 74015.

     (d) Mr. Worth, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Worth, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Worth being at any time subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States citizen


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were given to TW Consulting, Inc., as part of the consideration for an asset purchase agreement between TW Consulting, Inc. (formerly Aeroweld, Inc.) and Excalibur Aerospace, Inc.

ITEM 4.  PURPOSE OF TRANSACTION.

     The securities were acquired as part of the consideration for the sale of assets. The securities were acquired for investment purposes and not with the purpose or effect of changing control of the Issuer.

     The Reporting Persons intend to review their investment in the Company on a regular basis and as a result of such review may at any time or from time to time acquire additional securities of the Company. Any such acquisition or disposition of securities of the Company would be made in compliance with all applicable laws and regulations.

     The Reporting Persons have no present plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own an aggregate of 1,000,000 shares of common stock of the Issuer representing approximately 6.62% of the shares of common stock outstanding (based on the number of shares outstanding on May 19, 2003, as set forth in the Issuer's Form 10-QSB for the quarter ended March 31, 2003).

          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

     (b) The Reporting Persons hold the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 1,000,000 shares of common stock.

          The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.

     (c) The Reporting Persons have not effected any transaction in the common stock in the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None



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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2003
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Date

/s/ TOMMY A. WORTH
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Tommy A. Worth


TW CONSULTING, INC.

June 17, 2003
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Date

/s/ TOMMY A. WORTH
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Signature

President
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Name/Title


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